Form ATS-N filing for ATS-1 (MS Trajectory Cross)

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| Part II | Item 2a | Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?<br><br>If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal). | Yes.<br><br>MS&Co has affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities; non broker-dealers; and bank regulated entities. Any such affiliate can enter orders on an agency, principal, or riskless principal basis directly into ATS-1 or into Morgan Stanley algorithms, certain of which algorithms generate conditional indications (as described in Part III, Item 9(a)) in such capacity in ATS-1 on behalf of such affiliates or affiliate's clients.  Those conditional indications may receive firm-up requests which may, in turn, result in orders (as described in Part III, Item 7(a)) entered into ATS-1.<br><br>Since the effective date of the initial Form ATS-N for ATS-1, the following affiliates have executed in ATS-1:<br><br>- Morgan Stanley Canada Limited (foreign)<br>- Morgan Stanley Capital Services LLC (non BD)<br>- Morgan Stanley & Co. International plc (foreign)<br>- Morgan Stanley Hedge Co. Ltd (non BD)<br>- Morgan Stanley Smith Barney LLC (MPID: MSSB)<br>- Morgan Stanley Strategic Investments, Inc (non BD)<br>- Morgan Stanley Latam LLC~~Uruguay Ltda.~~ (non BD~~foreign~~)<br>- Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (foreign)<br>- Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign)<br>- Morgan Stanley Fixed Income Ventures Inc. (non BD)<br>- Morgan Stanley Bank, N.A. (non BD) |

| Part<br>Number | Item<br>Number | Question | Answer |
|---|---|---|---|
| | | | With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID. As indicated, the above is a list of affiliates that have historically executed in ATS-1. The Broker-Dealer Operator will update this list to add any affiliate that subsequently executes in ATS-1 and to remove any entity that ceases to be an affiliate of the Broker-Dealer Operator. |